ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 2, 2017

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.

    Form 10-K for the fiscal year ended December 31, 2016

    Filed March 16, 2017

    File No. 001-37344

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Thompson and Ms. Sellars:

On behalf of Party City Holdco Inc. (the “Company”), we are hereby providing the following response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2017 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Form 10-K for the fiscal year ended December 31, 2016

Exhibit 23.1

1.	We note your consent only refers to your report with respect to the consolidated financial statements and schedules of Party City HoldCo Inc and does not appear to consent to the incorporation by reference of your report on the effectiveness of internal control over financial reporting dated March 15, 2017 and included on page 64 of the 10-K. Please file a consent related to the report on the effectiveness of internal control over financial reporting or tell us why you do not believe it is required.

Response to Comment: The Company acknowledges the Staff’s comment and will file a revised consent which will include a consent related to the incorporation by reference of our independent auditor’s report on the effectiveness of internal control over financial reporting in an amendment to the Form 10-K for the fiscal year ended December 31, 2016.

Party City Holdco Inc.

*            *              *            *            *

Please do not hesitate to call me at 617-235-4961 or Michael R. Littenberg at 212-596-9160 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:   Daniel J. Sullivan

        Michael R. Littenberg